NORTHERN LIGHTS FUND TRUST

November 8, 2022

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:     Northern Lights Fund Trust

File Nos. 333-122917; 811-21720 (NLFT)

Ladies and Gentlemen:

This letter is in response to the below comments provided by the SEC staff on November 2, 2022 relating to the June 30, 2022 Annual Report N-CSR filed on October 26, 2022 and N-CSR/A filed on November 1, 2022.

1.	Please acknowledge the incorrect form type filed on October 26, 2022 and explain how future filings will be submitted using the correct form type.

RESPONSE: The October 26, 2022 N-CSR was inadvertently filed and was correctly filed on November 1, 2022, as an N-CSR/A. A secondary officer level review has been added to the internal controls, with confirmation of filing types required directly with the filing agent in the case of an amended filing.

2.	Please explain how the error described in the Form N-CSR/A was identified.

RESPONSE: The inadvertent duplication of purchases and sales transactions described in the Form N-CSR/A was identified by management after the portfolio management team questioned the portfolio turnover rate figure for the year ended June 30, 2022 in connection with the annual prospectus update.

3.	Is the process involved in the error a manual process?

RESPONSE: The error resulted from the incorrect accounting treatment of a reconciliation related manual adjustment as a purchase and sale transaction rather than a trade cancellation and rebook/replace. In this case, an automated control established within the accounting system resulted in a reported exception, which was incorrectly cleared by a manager.

4.	Did this impact other funds at the service provider?

RESPONSE: The error was an isolated and unique issue that did not impact other funds. The error resulted from a manual adjustment made to address an open reconciliation item stemming solely from the manner in which the reconciliation tools viewed portfolio holdings within the accounting system following the removal of a sub-advisor for the Fund. The circumstances leading up to the error were very nuanced and our analysis did not result in any concerns of a systemic nature. Additionally, the likelihood of the need to make such an adjustment in prior years or prospectively is remote.

5.	Were any secondary controls put in place as a result of this error?

RESPONSE: Management has since updated its process to resolve exceptions identified by the automated controls established in the accounting system by explicitly requiring managers to confirm that purchases and sales have not been overstated and to confirm that the appropriate gain and loss accounts have not been impacted when clearing the exception.

6.	Did the error result in a reassessment of internal controls? If so, does the error rise to the level of a significant deficiency or material weakness?

RESPONSE: The independent public accountant’s report on internal controls filed as an attachment to the Form N-CEN/A submitted on November 2, 2022, indicated the presence of a material weakness in the design of procedures supporting the controls for the Fund related to evaluating the accuracy of corrections made to resolve exceptions detected by the Fund’s reconciliation controls resulting in errors that were corrected in the financial statements.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (631) 470-2603.

Sincerely,

/s/ James Colantino

James Colantino, Treasurer